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Hello Everyone,

Anthony here, Janique and I would like to invite you to our first EatOkra stakeholders Town Hall on Monday June 6th. The Town Hall will focus on our upcoming plans for EatOkra, and how we aim to involve our biggest advocates, you, into our journey. For years, many of our friends, family and users have reached out to us expressing interest in investing and for years we've held off on raising till we were happy with the product. I am happy to say, we are close! On June 6th, Janique and I will be discussing our upcoming capital raise, and how we've decided to allocate 10% of our round to our Community. Our friends, family, customers and users who've asked us time and time again how they could invest.

This will be done through a Community Round, allowing anyone no matter their status to invest as little as $100 into EatOkra and own a piece of equity. This is not like Kiva or Kickstarter, you aren't buying a product or giving away money, here you will have ownership on the upside and cement your connection to EatOkra for life.

So, if you're excited by this possibility or would like to just learn more, join us on June 6th at 7pm EST to learn more.

Thank you,

Invest in Eatokra

EatOkra has currently started its **Testing the Waters** campaign on Wefunder, as seen here. What this means for us as EatOkra, is it helps us as a team gauge our communities investment interest prior to completing the legal compliance work to take investments. We are looking to our community to cross Wefunder's $50k reservation threshold in order to be publicly listed.

What are these reservations?

The reservation is a non-binding numerical commitment that doesn't become official until we file our Form C (the legal compliance we spoke of) & the investor converts their reservation into an investment, (able to change). **Here's** our full investor-facing guide to reservations.

To repeat, we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Reg CF raises are open to EVERYONE and are a great way to start your investment journey. Everyone, regardless of income, net worth, or investment experience can invest. **You can invest in EatOkra for as little as $200.**


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We are raising our first-ever equity round to continue our mission to support more Black-Owned Restaurants throughout the US, and as all of you know we would not be here without you.
We've realized, that without our community we wouldn't be where we are today. So we as a company have decided to fill a portion of our raise from our Community this June.
We have decided to "test the waters" and allow everyone no matter their financial circumstances to have a piece of ownership in us for as little as $200 on Wefunder
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